SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

2 August 2005	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Reports Settlement with Israeli Tax Authorities with respect to the Capital Gains from the Sales of Partner Communications’ shares

        NETANYA, Israel, August 1, 2005 – Matav Cable Systems Media Ltd. (Nasdaq: MATV) (hereinafter: “Matav”), a leading Israeli provider of digital cable television services, today announced that, further to the sale of shares of Partner Communications Company Ltd. (“Partner”) by its subsidiary Matav Investments Ltd. (the “Subsidiary”), as previously announced on April 20, 2005, and further to discussions with the Israeli Tax Authorities (“ITA”) regarding the sales of Partner shares by Matav and the Subsidiary in 2002 and 2003, following which no agreement was reached pertaining to the tax aspects related to these capital gains, and an order was issued against the Subsidiary with respect to 2002, today Matav and the Subsidiary reached a settlement with the ITA.

        Pursuant to the settlement, a portion of the gain that was recognized by the Subsidiary from the sale of Partner shares, in the amount of approximately NIS 208 million, will be considered Matav’s gain and offset against Matav’s carry-forward tax losses. The remaining total tax liability from the sales of Partner shares, net of an advanced payment previously paid to ITA, in the amount of approximately NIS 106 million (including accrued interest and CPI linkage), is required to be fully paid by the Subsidiary, by the end of August 2005.

        In light of this settlement, Matav expects that the capital gain, after taxes and related expenses, from the sale of Partner shares on April 20, 2005, which will be included in the Matav’s financial statements for the period ended June 30, 2005, will be approximately NIS 170 million, instead of a capital gain of approximately NIS 115 million, which was reported in Matav’s press release from April 20, 2005.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-9-860-2261

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel:+972 6883-336
ayelet@integratedir.com.

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